UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-21767

ViaSat, Inc. 401(k) Profit Sharing Plan

(Full title of plan and the address of the plan,

if different from that of the issuer named below)

ViaSat, Inc.

(Name of issuer of the securities held pursuant to the plan)

6155 El Camino Real

Carlsbad, California 92009

(760) 476-2200

(Address of principal executive offices and telephone number)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable.

Item 3.	Not applicable.

Item 4.	The ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the audited financial statements and related schedules of the Plan for the fiscal year ended March 31, 2014, which have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits.

The Exhibit Index on page 14 is incorporated herein by reference as the list of exhibits required as part of this report.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF MARCH 31, 2014 AND 2013, AND FOR THE FISCAL YEAR ENDED MARCH 31, 2014

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the ViaSat, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of March 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the fiscal year ended March 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2014 and 2013, and the changes in net assets available for benefits for the fiscal year ended March 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 31, 2014 and the supplemental schedule of delinquent participant contributions for the fiscal year ended March 31, 2014 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KIECKHAFER SCHIFFER & COMPANY LLP

Irvine, California

September 16, 2014

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF MARCH 31, 2014 AND 2013

	2014	2013
ASSETS:
Investments (at fair value):
Mutual funds	$205,569,835	$159,525,029
Common/collective trusts	81,043,111	64,500,579
ViaSat, Inc. common stock	30,968,669	21,062,999
Self-directed brokerage accounts	2,403,170	1,365,040
Interest-bearing cash	10,295	16,627

Total investments	319,995,080	246,470,274
Receivables:
Employer contributions	10,194,303	8,018,371
Employee contributions	1,108,016	—
Notes receivable from participants	4,277,503	4,050,432

Total receivables	15,579,822	12,068,803
Net assets available for benefits before adjustment from fair value to contract value for fully benefit-responsive investment contracts	335,574,902	258,539,077
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(74,083)	(511,108)

NET ASSETS AVAILABLE FOR BENEFITS	$335,500,819	$258,027,969

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Dividend income	$8,785,534
Net appreciation in fair value of all investments	35,160,590

Total investment income	43,946,124

Interest on notes receivable from participants	178,651

Contributions:
Employer	10,194,303
Employee	26,074,965
Rollover	3,933,632

Total contributions	40,202,900

Total additions	84,327,675

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	6,672,511
Administrative expenses	182,314

Total deductions	6,854,825

NET INCREASE	77,472,850
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	258,027,969

End of the year	$335,500,819

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

1.    Description of Plan

The following description of the ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution savings and profit sharing plan sponsored by ViaSat, Inc. (the “Company” or the “Employer”) to encourage and assist eligible employees of the Company and its designated subsidiaries to adopt a regular program of savings to provide additional security for retirement. The Plan was effective on January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

JP Morgan Chase Bank N.A. (“JP Morgan”) serves as the non-discretionary trustee of the trust established as part of the Plan pursuant to a trust agreement (the “Trust Agreement”) and is authorized to hold the assets of the trust under the terms of the Trust Agreement. In April 2014, subsequent to the fiscal year end, JP Morgan agreed to sell its record keeping business to Great-West Financial. Management does not believe this event will result in a significant impact to the Plan.

Administration

The Plan is administered by the Company and its Board of Directors. The Company’s Board of Directors has the discretion to appoint or remove any trustee or agent of the Plan. The trustee has the full power to administer the Plan and apply all of its provisions on behalf of the Company’s Board of Directors.

Eligibility

To be eligible to participate in the Plan, an employee must be age 18 or older.

Contributions

Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis subject to the provisions of the Internal Revenue Code (the “Code”). New employees will be automatically enrolled in the Plan at a deferral rate of 3% unless an employee opts out. In addition, participants who will be at least age 50 by the end of the tax year may make an additional “catch-up” contribution as prescribed by the Code. Participants may change their elective deferrals at any time.

Effective April 1, 2014, the Plan was amended to increase the automatic enrollment deferral rate from 3% to 5%. In addition, effective April 1, 2014, employees automatically enrolled in the Plan will receive an automatic 1% increase in their deferral rate on each anniversary of their automatic enrollment date up to a maximum of 10%. Participants can change their elective deferral percentage or opt out at any time.

The Company may, at its discretion, make matching contributions to the Plan in the form of cash or the Company’s common stock. During the fiscal year ended March 31, 2014, the Company elected to make matching contributions of 50% of each employee’s pre-tax and after-tax Roth contributions not to exceed 10% of the employee’s eligible compensation. Matching contributions are accrued in the period in which the Plan administrator is reasonably certain of their occurrence.

Matching contributions by the Company are invested in the participants’ accounts according to their specified allocation of investment fund options as of the date of the contribution. However, if the match is made with the Company’s common stock, participants have the option to transfer all or part of those amounts into any other investments available under the Plan. The employer matching contributions receivable of $10,194,303 as of March 31, 2014 was paid in June of 2014 with the Company’s common stock. The employer matching contributions receivable of $8,018,371 as of March 31, 2013 was paid in June of 2013 with the Company’s common stock.

Additionally, the Plan allows for discretionary profit sharing contributions and qualified non-elective contributions (“QNEC”) by the Company. For the fiscal year ended March 31, 2014, there were no discretionary profit sharing contributions or QNEC contributions made.

Rollover contributions meeting certain guidelines detailed in the Plan document may be made to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Participants direct the investment of their Plan accounts among a variety of investment options. Participants may change their elections, including investments in the Company common stock, on a daily basis. Plan earnings (losses) from investments are allocated to the participant account balances on a daily basis using a weighted-average of participant account balances.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Participants vest in Company matching and profit sharing contributions as follows:

Years of Vesting Service	Vested Percentage
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 but less than 6 years	80%
6 or more years	100%

Additionally, participants become 100% vested in Company contributions upon death, disability, or upon reaching the retirement age as defined in the Plan document.

Forfeitures

Amounts forfeited by terminated employees are first used to pay expenses of the Plan and then to reduce Company matching contributions. As of March 31, 2014 and 2013, forfeitures of $417,835 and $338,270, respectively, were available to reduce future employer contributions. During the fiscal year ended March 31, 2014, forfeitures of $294,558 were utilized to reduce the fiscal year 2013 employer contributions. Subsequent to the 2014 fiscal year end, forfeitures of $402,043 were utilized to reduce the fiscal year 2014 employer contributions receivable.

Payment of Benefits

Prior to termination of employment, a participant may withdraw all or any portion of their rollover balance. Upon retirement or other termination of employment, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution or installment payments. Involuntary cash-out distributions of amounts greater than $1,000 but not more than $5,000, are distributed in the form of a direct rollover to an individual retirement plan designated by the Plan administrator. If the distribution is less than $1,000, a check for the vested balance is sent to the employee, less applicable tax withholding.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant’s principal residence or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.

Notes Receivable from Participants

Participants are eligible to borrow the lesser of $50,000 or 50% of their vested account balance subject to certain limitations outlined in the Plan. The notes are secured by the vested balance in the participant’s account and bear interest at the prime rate at inception of the note plus 1% per annum. Principal and interest is paid ratably through payroll deductions. At March 31, 2014, notes receivable from participants mature through fiscal year 2044 and bear interest at rates between 4.25% and 9.25% per annum.

If an active participant discontinues making note payments and fails to make payments when they are due under the terms of the note, the note will be considered in default. Under certain circumstances, as indicated in the Plan document, a note that is in default may be deemed a distribution from the Plan and will be included in the statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants become 100% vested in their accounts.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

Investment Options

Participants may direct employer and participant contributions and existing account balances into any of several investment options, including the ViaSat, Inc. Common Stock Fund and self-directed brokerage accounts. A participant may transfer amounts from other investment options into the ViaSat, Inc. Common Stock Fund, provided that no transfer will cause more than 20% of a participant’s account to be invested in the ViaSat, Inc. Common Stock Fund.

2.    Summary of Significant Accounting Policies

Basis of Accounting and Accounting Standards Codification

The Plan follows accounting standards set by the Financial Accounting Standards Board (the “FASB”), which establishes generally accepted accounting principles in the United States (“GAAP”) that are followed in reporting the statements of net assets and statement of changes in net assets. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. References to GAAP issued by the FASB in these notes are to the FASB Accounting Standards Codification, referred to as the “Codification” or “ASC”.

Investment Valuation and Income Recognition

The Plan follows the fair value measurement and disclosure requirements of ASC 820, which defines fair value as the exchange price that would be received for the asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability. The Plan’s investments are recorded at fair value. See Note 4 – Fair Value Measurements below for further information on the valuation of investments.

Investment contracts held by a defined-contribution plan are required to be reported at fair value, however, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the fully benefit-responsive fund (JP Morgan Stable Asset Income Fund) is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments consists of the net change in unrealized gains or losses during the year and the Plan’s gains and losses on investments sold during the year.

Administrative Expenses

The Company pays certain administrative expenses of the Plan. Direct expenses totaling $182,314 were paid by the Plan and allocated to the participants for the fiscal year ended March 31, 2014. Certain expenses are included in the transaction prices of investments bought and sold and are not separately quantified.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair values of certain investments. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan assets are invested in a variety of investments. Investment securities are exposed to various risks, including foreign currency exchange rate risk, interest rate risk, market risk, and credit risk. The Plan’s investment options also include a stable return fund, which is a general obligation of the issuer. As such, performance under this contract is dependent on the financial wherewithal of the issuer and deterioration in the financial condition of the issuer will increase the likelihood of nonperformance of the issuer’s obligations. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in investment values may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements

In April 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-07, Presentation of Financial Statements (Topic 205), on applying the liquidation basis of accounting and the related disclosure requirements. Under ASU 2013-07, an entity must use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as that under the plan specified in an entity’s governing documents created at its inception. ASU 2013-07 is effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The Plan administrator does not expect a material impact from the required adoption of this guidance.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

3.    Investments

The Plan’s investments were held by JP Morgan as of March 31, 2014 and 2013. The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at fair value as of March 31, 2014 and 2013:

	2014	2013
American Funds Europac Growth	$23,634,794	$15,299,358
Columbia Midcap Index Fund-Z	22,147,538	16,209,028
JP Morgan Small Cap Equity	21,712,648	17,160,853
JP Morgan Stable Asset Income Fund	33,720,454	30,473,589
Loomis Sayles Investment Grade Bond	29,067,210	26,006,693
SSgA S&P 500 Index Fund	47,322,657	34,026,990
ViaSat, Inc. Common Stock	30,968,669	21,062,999

For the fiscal year ended March 31, 2014, the Plan’s investments (including gains and losses on investments sold during the year as well as the change in unrealized appreciation (depreciation) on investments) appreciated in value as follows:

2014
Mutual funds	$18,258,929
Common/collective trusts	8,481,890
Company’s common stock	8,347,784
Self-directed brokerage accounts	71,987

$35,160,590

4.    Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value (these are often based on internal models and there is rarely a two-way market).

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments held in the Plan primarily consist of mutual funds, common/collective trusts, a money market fund (interest-bearing cash) and the Company’s common stock. These assets are recorded at fair value on a recurring basis. Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used as of March 31, 2014 and 2013.

Mutual funds: Valued at the closing net asset value (“NAV”) reported on the last business day of the fiscal year which is also the quoted market prices available on an active market.

Common/collective trusts: Valued by the issuer of the common/collective trust funds based on the market value of its underlying investments. The underlying investments are valued by the issuer using quoted market prices on active markets. As of March 31, 2014 and 2013, the common/collective trusts consisted of the JP Morgan Stable Asset Income Fund and the State Street Global Advisors (SSgA) S&P 500 Index Fund. The JP Morgan Stable Asset Income Fund contains wrapper contracts comprised of both underlying investments and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active and non-active markets. The SSgA S&P 500 Index Fund has an investment objective to approximate the performance of the S&P 500 Index over the long term. The fund does not have any restrictions on redemption.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

The JP Morgan Stable Asset Income Fund is a fully benefit-responsive investment holding wrapper contracts in order to manage the market risk and return of certain securities. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the investment contract and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses. The overall effective yield and crediting interest rate for the fund was approximately 1.53% and 1.71%, respectively, for fiscal year 2014 and 1.36% and 1.79%, respectively, for fiscal year 2013. The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate.

Participant–initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan sponsor. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options, (3) bankruptcy of the Plan or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Company common stock: Investments in securities (common stock) traded on a national securities exchange are valued at the last reported sales price on the last business day of the fiscal year.

Self-directed brokerage accounts: The self-directed brokerage accounts are valued based on the fair value of the underlying investments. The underlying investments are carried at fair value based on quoted marked prices.

Interest-bearing cash: Short-term money market instruments are valued at cost, which approximates fair value based on quoted market prices available on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan administrator believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$45,782,332	$—	$—	$45,782,332
Bond	29,067,210	—	—	29,067,210
Emerging markets	9,783,924	—	—	9,783,924
Government	8,277,472	—	—	8,277,472
Growth	41,255,407	—	—	41,255,407
Target	35,733,143	—	—	35,733,143
Technology	15,071,755	—	—	15,071,755
Value	20,598,592	—	—	20,598,592

Total mutual funds	205,569,835	—	—	205,569,835
Common/collective trusts:
Stable value fund	—	33,720,454	—	33,720,454
Index fund	—	47,322,657	—	47,322,657

Total common/collective trusts	—	81,043,111	—	81,043,111
ViaSat, Inc. common stock	30,968,669	—	—	30,968,669
Interest-bearing cash	10,295	—	—	10,295
Self-directed brokerage accounts	—	2,403,170	—	2,403,170

Total assets at fair value	$236,548,799	$83,446,281	$—	$319,995,080

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$31,508,386	$—	$—	$31,508,386
Bond	26,006,693	—	—	26,006,693
Emerging markets	9,581,268	—	—	9,581,268
Government	8,705,014	—	—	8,705,014
Growth	31,797,148	—	—	31,797,148
Target	26,890,254	—	—	26,890,254
Technology	10,774,870	—	—	10,774,870
Value	14,261,396	—	—	14,261,396

Total mutual funds	159,525,029	—	—	159,525,029
Common/collective trusts:
Stable value fund	—	30,473,589	—	30,473,589
Index fund	—	34,026,990	—	34,026,990

Total common/collective trusts	—	64,500,579	—	64,500,579
ViaSat, Inc. common stock	21,062,999	—	—	21,062,999
Interest-bearing cash	16,627	—	—	16,627
Self-directed brokerage accounts	—	1,365,040	—	1,365,040

Total assets at fair value	$180,604,655	$65,865,619	$—	$246,470,274

The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at March 31, 2014 and 2013:

	Fair Value		Redemption Frequency	Redemption Notice Period
	2014	2013
Common/collective trusts:
Stable value fund	$33,720,454	$30,473,589	Daily	1 – 2 days
Index fund	$47,322,657	$34,026,990	Daily	1 – 2 days

The stable value fund’s primary objective is to seek the preservation of principal, while providing current income and liquidity. The stable value fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate and short-term investments through investments in other commingled pension trust funds established, operated and maintained by JP Morgan. The fund also may invest in synthetic guaranteed investment contracts and similar products.

The SSgA S&P 500 Index Fund seeks to replicate the returns and characteristics of the S&P 500 Index. To achieve its objective, the fund invests in a portfolio that owns units of one or more portfolios that hold securities of the S&P 500 Index, in the same capitalization weights as they appear in the index.

There were no unfunded commitments at March 31, 2014 and March 31, 2013.

5.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of March 31, 2014 and 2013 to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$335,500,819	$258,027,969
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	74,083	511,108

Net assets available for benefits per the Form 5500	$335,574,902	$258,539,077

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the fiscal year ended March 31, 2014 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$77,472,850
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(437,025)

Net increase in net assets available for benefits per the Form 5500	$77,035,825

6.    Party-In-Interest Transactions

A party-in-interest is defined as a fiduciary or employee of the Plan, any person who provides service to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or a relative of such persons mentioned.

Certain Plan investment options are sponsored by JP Morgan, the trustee of the Plan. Therefore, any transaction executed with JP Morgan qualifies as a party-in-interest transaction.

In addition, the Plan sponsor, ViaSat, Inc., is a party-in-interest.

7.    Tax Status

The Plan has adopted a prototype 401(k) plan document designed by JP Morgan which received a favorable opinion dated March 31, 2008. The opinion indicates that the prototype plan has been reviewed by the Internal Revenue Service (IRS) and was found to be a qualified plan under Section 401(k) of the Code and thus exempt from federal income taxes under the provisions of Section 401(a) of the Code. The Plan has been amended since receiving the opinion letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and tax exempt as of the date of the financial statements.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for fiscal years prior to 2010.

8.    Non-exempt Transactions

During fiscal year 2014, three contributions occurring in fiscal years 2011, 2012 and 2014 were identified that were not remitted to the Plan by the Company within the time period required by the Department of Labor. These late remittances constitute prohibited transactions as defined by ERISA. Management remitted to the Plan the lost earnings of approximately $600 related to these late contributions during fiscal year 2014.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

(Plan Number 001, Sponsor EIN Number 33-0174996)

Schedule H, Part IV, line 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF MARCH 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Mutual Funds:
	American Century	Growth-Inst	**	$15,429,835
	American Funds	Europac Growth	**	23,634,794
	Columbia	Midcap Index Fund–Z	**	22,147,538
	Delaware	Emerging Markets-Inst	**	9,783,924
*	JP Morgan	Equity Income R5	**	9,240,246
*	JP Morgan	Mid Cap Growth-R5	**	4,112,924
*	JP Morgan	Mid Cap Value-Inst	**	11,358,346
*	JP Morgan	Small Cap Equity	**	21,712,648
	Loomis Sayles	Investment Grade Bond	**	29,067,210
	T. Rowe Price	GNMA Fund	**	8,277,472
	Wells Fargo Advantage	Specialized Tech-A	**	15,071,755
	Wells Fargo Advantage	Target Today	**	359,075
	Wells Fargo Advantage	Target 2010	**	1,563,760
	Wells Fargo Advantage	Target 2020	**	8,627,955
	Wells Fargo Advantage	Target 2030	**	13,179,840
	Wells Fargo Advantage	Target 2040	**	8,647,603
	Wells Fargo Advantage	Target 2050	**	3,354,910

				205,569,835
	Common/Collective Trusts:
*	JP Morgan	Stable Asset Income Fund	**	33,720,454	***
	State Street Global Advisors (SSgA)	S&P 500 Index Fund	**	47,322,657

				81,043,111
	Employer Common Stock:
*	ViaSat, Inc.	Employer Common Stock	**	30,968,669

				30,968,669
	Interest-Bearing Cash:
*	JP Morgan	Money Market	**	10,295

				10,295
	Self-Directed Brokerage Account:
*	JP Morgan (Chase Investment Services Corp (CISC))	CISC Brokerage	**	2,403,170

				2,403,170
*	Plan participants	Participant loans with interest ranging from 4.25% - 9.25% maturing through fiscal year 2044	**	4,277,503

	Total			$324,272,583

*	Party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.
***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The accompanying notes are an integral part of this supplemental schedule.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

(Plan Number 001, Sponsor EIN Number 33-0174996)

SCHEDULE H, PART IV, LINE 4a-SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE FISCAL YEAR ENDED MARCH 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions				Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check here if Late Participant Loan Repayments are included: X	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
—	—	$1,752,386	*	—	—

*	Delinquent contributions from fiscal years 2011, 2012 and 2014 that were corrected in fiscal year 2014.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

	By:	ViaSat, Inc., the Plan Administrator

Date: September 16, 2014	By:	/s/ Shawn Duffy

Shawn Duffy
Senior Vice President and Chief Financial Officer and the Plan Administrator’s Designee

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of independent registered public accounting firm